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                            April 29, 2024

       Mark Blick
       Chief Executive Officer and Director
       Diginex Ltd
       Smart-Space Fintech 2, Room 3
       Unit 401-404 Core C
       Cyberport, Telegraph Bay
       Hong Kong

                                                        Re: Diginex Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted April 2,
2024
                                                            CIK No. 0002010499

       Dear Mark Blick:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       March 11, 2024 letter.

       Amended Draft Registration Statement of Form F-1 Submitted April 2, 2024

       Summary, page 1

   1. We note your response to prior comment three regarding the office arrangements for your principal executive
offices in Hong Kong. Please clarify here and on page 70 whether your Hong Kong
principal executive offices is a co-working shared space facility and clarify if most of your
employees and operations occur at this facility or are performed virtually.
 Mark Blick
FirstName
Diginex LtdLastNameMark Blick
Comapany
April       NameDiginex Ltd
       29, 2024
April 229, 2024 Page 2
Page
FirstName LastName
Business
Our Business Lines, page 67

2. Please provide your revenues by geographic area for each of the following countries originating from the United States of America, United Kingdom, Hong Kong and
         Singapore. We note your disclosure combines the revenue sourced to these four countries as approximately 80% of your total revenues for the March year ended March 31, 2023.
         Please provide further specificity by country.
3. We note your response to prior comment 21 regarding your channel partners. Please clarify whether you derive a material amount of your revenues from your reselling or distribution agreements with either HSBC or Fitch Ratings.
Principal Securityholders, page 98

4. We reissue prior comment 32 in part, please disclose the natural person(s) that ultimately has the investment and/or voting power over the shares beneficially owned by HBM IV,
         Inc.
Financial Statements
3 Significant Accounting Policies
Research and development expenditure, page F-36

5. Disclose research and development expense as required by paragraphs 126 and 127 of IAS
         38 and paragraphs 104 and 105 of IAS 1.
       Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at 202-551-3297 or Matthew Crispino at 202-551-3456 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      James A. Prestiano, Esq.